UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BEAZER HOMES USA INC.
---------------------------------------
NAME OF ISSUER:

Common Stock (Par Value $0.001)
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TITLE OF CLASS OF SECURITIES

07556Q105
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CUSIP NUMBER

December 30, 2011
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

1.	NAME OF REPORTING PERSONS

Deutsche Bank AG*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)	[ ]
(B)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 5,968,274
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 5,968,274
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,968,274

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.71%

12.	TYPE OF REPORTING PERSON

FI

* In accordance with Securities Exchange Act Release No. 39538 (January 12, 1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

1.	NAME OF REPORTING PERSONS

Deutsche Bank AG, London Branch

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)	[ ]
(B)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 5,501,546
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 5,501,546
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,501,546

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.11%

12.	TYPE OF REPORTING PERSON

CO, BK

1.	NAME OF REPORTING PERSONS

Deutsche Bank Securities Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)	[ ]
(B)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 466,728
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 466,728
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

466,728

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.60%

12.	TYPE OF REPORTING PERSON

CO, BD

Item 1(a).	Name of Issuer:

BEAZER HOMES USA INC. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

1000 Abernathy Road
Suite 1200
Atlanta, GA 30328
United States

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Deutsche Bank AG ("Reporting Person").

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Theodor-Heuss-Allee 70
60468 Frankfurt am Main
Federal Republic of Germany

Item 2(c).	Citizenship:

The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).	Title of Class of Securities:

The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).	CUSIP Number:

The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[X]	Broker or dealer registered under section 15 of the Act;

Deutsche Bank Securities Inc.

(b)	[X]	Bank as defined in section 3(a)(6) of the Act;

Deutsche Bank AG, London Branch

(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act;

(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act of 1940;

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b) (1)(ii)(E);

(f)	[ ]	An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

(g)	[ ]	parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[X]	A non-U.S. institution in accordance with Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

(b)	Percent of class:

The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

(a)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

(ii)	shared power to vote or to direct the vote:

The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

(iii)	sole power to dispose or to direct the disposition of:

The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

(iv)	shared power to dispose or to direct the disposition of:

The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Subsidiary                                                                           Item 3 Classification

Deutsche Bank AG, London Branch                                                                                     Bank

Deutsche Bank Securities Inc.                                                                                     Broker Dealer

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a bank organized under the laws of the Federal Republic of Germany is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           February 10, 2012

Deutsche Bank AG
By:	/s/ Cesar A. Coy
Name:	Cesar A. Coy
Title:	Vice President

By:	/s/ Daniela Pondeva
Name:	Daniela Pondeva
Title:	Assistant Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           February 10, 2012

Deutsche Bank Securities Inc.
By:	/s/ Margaret M. Adams
Name:	Margaret M. Adams
Title:	Director

By:	/s/ Jeffrey A. Ruiz
Name:	Jeffrey A. Ruiz
Title:	Director